November 8, 2019

Jan Woo
Legal Branch Chief
Division of Corporation Finance
Office of Information Technologies
and Services
100 F Street, N.E.
Washington, DC 20549

Re:	WISeKey International Holding AG Confidential Draft Registration Statement on Form 20-F Submitted on October 16, 2019 Registration Statement on Form 20-F

Filed October 30, 2019 Amendment No. 1 to Registration Statement on Form 20-F Filed November 8, 2019 File No. 001-39115

Dear Mr. Woo:

This letter responds to the letter dated October 30, 2019 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the amended Draft Registration Statement on Form 20-F of WISeKey International Holding AG (the “Company,” or “we”) submitted to the Commission on October 16, 2019 (the “Initial Registration Statement”). The Company subsequently publicly filed the Registration Statement on Form 20-F on October 30, 2019 (the “Publicly Filed Registration Statement”).

As a result of certain comments of the Staff contained in the Comment Letter, we are publicly filing via EDGAR concurrently herewith an amendment to the Publicly Filed Registration Statement (as amended, the “Registration Statement”).

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Item 4. Information on the Company

History and Development of the Company, page 27

1.	We note from your response to prior comment 4 that at this stage, no decisions or commitments have been made with regards to the spin-out of WiseCoin AG. Although the spin-out may not be completed prior to effectiveness of this registration statement, to the extent facts and circumstances change such that it becomes probable, please confirm that you will include pro forma financial information pursuant to Article 11 of Regulation S-X, if material. Refer also to General Instruction B(d) and Item 17 of Form 20-F.

Response:

The Company hereby confirms that in the unlikely event that the spin-out of WiseCoin AG is completed prior to the effectiveness of the Registration Statement, the Company will include in the Registration Statement the applicable pro forma information pursuant to Article 11 of Regulation S-X, if material.

Item 5. Operating and Financial Review and Prospects
Operating Results, page 39

2.	Revise to include a discussion of your financial condition, changes in financial condition and results operations for the interim periods for which financial statements have been provided (i.e. at and for the six months ended June 30, 2019 and 2018). Refer to Item 5 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 45-49 and 50.

Liquidity and Capital Resources, page 47

3.	You state that you had positive working capital of $4.9 million and $15.2 million as of December 31, 2018 and June 30, 2019, respectively. Please provide us with your calculations to support these disclosures. To the extent you do not calculate working capital as current assets minus current liabilities, revise to clarify how you define this measure.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 51 and page F-62. Our working capital is calculated as our current assets, less our current liabilities excluding deferred revenue, because our deferred revenue is made up of non-refundable customer advances.

The table below shows the supporting calculation for the periods presented:

USD’000	As at June 30, 2019		As at December 31, 2018

Total current assets as reported		32,890		32,118

Total current liabilities as reported	20,264		34,875
Adjusted for:
Deferred revenue, current	(619)		(91)
Deferred revenue, current from discontinued operations	-		(7,537)
Total current liabilities for working capital		19,645		27,247

Working capital		13,245		4,871

Report of Independent Registered Public Accounting Firm, page F-2

4.	Revise to include a conformed signature for your independent registered public accounting firm, BDO. Similar revisions should be made to the consent included in Exhibit 15.1.

Response:

The Company has consulted on the subject with its independent registered public accounting firm, BDO AG, and BDO AG has confirmed to the Company that (x) the BDO AG Report of the Independent Registered Public Accounting Firm (the “Report”) for the Company’s audited consolidated financial statements for the years ended December 31, 2018 and December 31, 2017, which Report is included in the Registration Statement on page F-2, and the related BDO AG Consent (the “Consent”), which is included as Exhibit 15.1 to the Registration Statement, are in fact the Report and Consent, respectively, of BDO AG as the Company’s independent registered accounting firm in Switzerland, (y) consistent with BDO AG’s practice in Switzerland the Report and the Consent have been signed on behalf of BDO AG by two individuals with authority to do so, and (z) such individuals are designated as authorized signatories for BDO AG in the Commercial Register of the Canton of Zurich in Switzerland, which is the Swiss administrative district for BDO AG’s commercial seat in the City of Zurich.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 68

5.	Please identify the members of the OISTE Foundation's Policy Approval Authority Board that are related parties or affiliates.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 77.

Item 9: The Listing, page 77

6.	Your response to prior comment 17 indicates that all Class B shares and ADSs, except those held by your affiliates, are "freely transferable." Please explain the basis for your belief why such securities would be freely transferable or tradeable in U.S. markets and clarify how sales of all of your non-affiliate securities by your shareholders would be exempt and not subject to filing a resale registration statement under the Securities Act.

Response:

The Company hereby confirms that all Class B shares (including Class B shares held by affiliates) are freely transferable in Switzerland on the Swiss Stock Exchange (SIX) under Swiss law. The Company understands (based upon consultation with its U.S. counsel) that the Class B shares held by “affiliates” are not freely transferable in the U.S. but are, from a U.S. securities law perspective, freely transferable by the “affiliates” in Switzerland on the SIX (e.g. under Regulation S under the U.S. Securities Act of 1933, as amended (Securities Act)). Consistent with the terms of the Deposit Agreement for the ADSs representing Class B shares, the Company will, prior to the listing of the ADSs on NASDAQ, notify its “affiliates” that Class B shares are not freely transferable by “affiliates” in the U.S. and hence are not eligible for deposit into the ADR program for the Company’s ADSs (absent registration under the Securities Act or an exemption from registration -under the Securities Act - e.g. under Rule 144 under the Securities Act). In addition, under the terms of the Deposit Agreement for the ADSs every person depositing shares is deemed to make the representation that the shares being deposited are not “Restricted Securities” (as defined in Rule 144), which representation an “affiliate” of the Company would not be able to make.

The Company has in the past issued a limited number of Class B shares to U.S. persons who are not “affiliates” of the Company (in transactions exempt from registration under the Securities Act). The Company confirms that those Class B shares are freely transferable in Switzerland on the SIX under Swiss law and understands (based upon consultation with its U.S. counsel) that those Class B shares are freely transferable outside the U.S. pursuant to Regulation S (e.g. for resale on the SIX). In addition, the Company understands (based upon consultation with its U.S. counsel) that under Rule 144 Class B shares issued and sold in a transaction exempt from registration under the Securities Act (and are “restricted securities” as defined in Rule 144) are freely transferable in the U.S. by “non-affiliates” upon the expiration of 1 year after the date of acquisition of the shares by the “non-affiliate” buyer. Consistent with the terms of the Deposit Agreement for the ADSs representing Class B Shares the Company will, prior to the listing of the ADSs on NASDAQ, notify the U.S. holders of those Class B shares issued within the last year that the Class B shares are not freely transferable by them in the U.S. and hence are not eligible for deposit into the ADR program for the Company’s ADSs (absent registration under the Securities Act or an exemption from registration under the Securities Act - e.g. under Rule 144).

7.	While you disclose that you have no lock-up agreements related to your Class B shares, please describe the material terms of any lock-up agreements related to your Class A shares. Further, please clarify the number of Class B shares beneficially owned by management or principal shareholders that you believe is "freely transferable" and clarify whether they would be subject to the share limitations under Rule 144 under the Securities Act.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 82 to describe the shareholder agreements between the Company and the holders of Class A shares.

The Company confirms that Class B shares held by “affiliates” are freely transferable in Switzerland under Swiss law and understands (based upon consultation with its U.S. counsel) that those Class B shares are freely transferable outside the U.S. pursuant to Regulation S (e.g. for resale on the SIX). The Company further understands (based upon consultation with its U.S. counsel) that the Class B shares held by “affiliates” are not freely transferable in the U.S. Consistent with the terms of the Deposit Agreement for the ADSs representing Class B shares the Company will prior to the listing of its ADSs on NASDAQ notify its “affiliates” that Class B shares are not freely transferable by them in the U.S. and hence are not eligible for deposit into the ADR program for the Company’s ADSs (absent registration under the Securities Act or an exemption from registration under the Securities Act - e.g. under Rule 144).

Item 10: Additional Information Share Capital, page 78

8.	We note your response to prior comment 18 regarding the "voting privilege" related to Class A shares over Class B shares. Please revise the risk factors section and summary section to clarify the disparate voting rights for each of these classes of shares. You should clarify under what circumstances shareholders will receive 1 vote per share, for either Class A or Class B shares, and under what circumstances Class A shares will receive a voting preference (i.e. to approve a statutory merger or authorize additional share capital). Your disclosure should also clarify, if true, that voting on the basis of par value would result in one class of shares receiving more votes over the other under those circumstances.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 20 and page 85.

Company’s Acknowledgements

The Company hereby acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@wisekey.com / pward@wisekey.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully, WISeKey International Holding AG By: /s/ Carlos Moreira, CEO By: /s/ Peter Ward, CFO

cc:	Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)